[Letterhead of Cabela’s Incorporated]

December 9, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 21, 2014
File No. 1-32227
Dear Ms. Thompson:
On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 28, 2013, filed on February 21, 2014, I am writing in response to the comments set forth in your letter addressed to me, dated November 12, 2014 (the “Comment Letter”). The Staff's comments are repeated below in italics for the convenience of the Staff, with the Company's response to each comment set forth immediately following each comment.
Form 10-K for the Fiscal Year Ended December 28, 2013
ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 28
Merchandise Gross Profit, page 39

1.
We note you list several reasons for the increase in your merchandise gross profit as a percentage of merchandise sales in fiscal 2013. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To make this discussion meaningful, you should generally quantify those qualitative factors which impacted your results of operations and explain why these factors drove your results. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC

Securities and Exchange Commission
December 9, 2014

Release No. 33-6835. For example, if price optimization is a key factor that impacted your period to period results, we would generally expect you to quantify how price optimization impacted your gross profit for each period presented along with the other relevant qualitative factors. After reviewing the Releases cited above and with a view towards transparency, please explain to us how your current disclosure meets these principal objectives of MD&A.
We acknowledge and appreciate the Staff’s comments, and we have reviewed and considered the cited Releases with a view toward transparency. In preparing our MD&A, we focus on providing investors with a discussion and analysis that reflects management’s view of the business. To that end, in addition to our general discussion of the underlying components of metrics that are important to our business, we discuss and analyze specific factors that impacted those key metrics during the relevant period. We believe that our current disclosure meets the principal objectives of MD&A.
The key items that have contributed to the increase in merchandise gross margin have been highlighted in the Company’s disclosures, including “elimination of free shipping to Cabela's CLUB members, increased penetration of Cabela's brand merchandise, fewer sales discounts and markdowns, and higher margins in our soft goods category. The increase in our merchandise gross profit as a percentage of merchandise sales was enhanced by the shift from firearms and ammunition to our soft goods categories, and was partially offset by the overall increase in sales of firearms and ammunition year over year, which carry a lower margin.” Because there are many items listed—as well as less consequential factors not mentioned—that contribute to the year-over-year change in our merchandise gross profit as a percentage of merchandise sales, we believe that quantification would result in “information overload” and not provide meaningful information to the investor. The interpretive Releases make clear that companies should identify information that promotes understanding, while avoiding "unnecessary information overload for readers by not disclosing a great body of information, just because it is available, where disclosure is not required and does not promote understanding." That is particularly so where, as here, not all of the items are susceptible to quantification, and a presentation that would quantify only a portion of relevant factors would be of little value and could in fact be confusing.
For example, it is not feasible to quantify the impact of price optimization, which the Staff specifically references in its letter, because it is comprised of many “pieces.” Price optimization, along with vendor collaboration, represents management’s initiatives to work with our vendors to improve sales and reduce mark downs. We involve our vendors in our pre-season and in-season planning process to assist us in improving our sales of items during the appropriate season at the right price in order to manage inventory and reduce markdowns. Management certainly recognizes that advances in price optimization—e.g., effectively setting prices to maximize revenue while minimizing inventory costs—were an important component of the increase in year-over-year merchandise gross profit. But it is not practical to disaggregate the effect of those advancements from other factors that also impact revenue and inventory numbers (e.g., level of consumer demand or supply chain improvements)—a step that would be necessary to quantify the impact of price optimization on merchandise gross profit.

Securities and Exchange Commission
December 9, 2014

These initiatives are discussed, as management believes they are important qualitative factors that help investors understand our financial information to see the business as management sees it. In future filings, we will undertake to provide disclosures related to merchandise gross margin of those items that are quantifiable, to the extent we believe the disclosure is material and meaningful to investors.
14. Impairment and Restructuring Charges, page 88
Retail Store Properties, page 88

2.
We note that you included the “legal fees and other costs” associated with the recognition of the liability as of December 28, 2013 as an increase to the carrying value of the property. Please quantify for us the amount of those legal fees and other costs.

In response to the Staff’s comment, we respectfully advise the Staff that the legal fees and costs associated with the recognition of the liability as of December 28, 2013, consisted of an estimate of the reimbursement of the plaintiff’s legal fees the Company was expected to owe pursuant to the judgment against the Company. As of December 28, 2013, the Company’s best estimate of these legal fees was $500,000. This amount, and the $13,625,000 judgment against the Company, comprised the $14,125,000 liability recognized in the Company’s consolidated balance sheet as of December 28, 2013.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company's responses.
Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer